Exhibit 99.1

Cloopen Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, December 24, 2025 /PRNewswire/ — Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”), dated December 22, 2025, from Mr. Changxun Sun, the Company’s founder and chief executive officer, and Trustbridge Partners VII, L.P. (collectively, the “Buyer Group”), proposing to acquire all of the outstanding Class A ordinary shares and Class B ordinary shares of the Company (the “Ordinary Shares”), including Ordinary Shares represented by American depositary shares (the “ADSs,” each representing six Class A ordinary shares), that are not already beneficially owned by the Buyer Group or their affiliates, for a purchase price of US$0.4940 per Ordinary Share, or US$2.9641 per ADS, in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions. The price represents (1) a premium of 51.23% to the Company’s closing price on the last trading day prior to the date of the Proposal, and (2) a premium of 74.87% and 86.22% to the volume-weighted average closing price during the last 15 and 30 trading days prior to the date of the Proposal, respectively. A copy of the Proposal is attached hereto as Annex A.

The Board intends to form a special committee consisting of independent and disinterested directors to consider the Proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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Annex A

Preliminary Non-binding Proposal to Acquire Cloopen Group Holding Limited

December 22, 2025

The Board of Directors

Cloopen Group Holding Limited (the “Company”)

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing 100102

The People’s Republic of China

Ladies and Gentlemen:

We, Mr. Changxun Sun, the chief executive officer of the Company and Trustbridge Partners VII, L.P. (collectively, the “Buyer Group”, “we” or “us”), acting for ourselves and on behalf of our respective affiliated funds and any of our or their nominee entities, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding Class A ordinary shares and Class B ordinary shares of the Company (the “Ordinary Shares”) and the American Depositary Shares of the Company (the “ADSs”, each ADS representing six Class A ordinary shares) that are not already beneficially owned by the Buyer Group or their affiliates in a privatization transaction (the “Acquisition”), as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal values the Company at approximately the US$ 155.92 million (equivalent to RMB 1,100 million, calculated based on the exchange rate on December 12, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System), representing a premium of 51.23% to the Company’s closing price on the last trading day, and a premium of 74.87% and 86.22% to the volume-weighted average closing price during the last 15 and 30 trading days, respectively.

1.	Consortium. We have agreed to work together with each other as a buyer consortium in pursuing the Acquisition, and will form an acquisition company for the purpose of implementing the Acquisition.

2.	Purchase Price. The consideration payable for each Ordinary Share, par value US$0.0001 per share, of the Company will be US$0.4940 in cash, or US$2.9641 in cash for each ADS (in each case, other than those Ordinary Shares or ADSs held by us or our affiliates that may be rolled over in connection with the Acquisition).

3.	Funding. We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing would be provided by the Buyer Group in the form of rollover equity in the Company and cash contributions from us, and we expect definitive commitments by financial institutions for the required debt to be in place when the Definitive Agreements (as defined below) are signed.

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4.	Due Diligence. We have engaged Han Kun Law Offices as international legal counsel to our buyer consortium. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner with the full cooperation of the Company, and in parallel with discussions on the Definitive Agreements.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in connection with the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Changxun Sun and Trustbridge Partners VII, L.P. in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the Acquisition. The members of the Buyer Group and their respective affiliates collectively own approximately 20.32% of the issued and outstanding Ordinary Shares of the Company and approximately 53.98% of the Company’s voting power. In considering our offer, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares that are not currently owned by us or our affiliates, and we do not intend to sell any Ordinary Shares owned by us or our affiliates to any third party during the Acquisition.

7.	Confidentiality. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures begin on next page]

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Sincerely,

/s/ Changxun Sun
Changxun Sun

Trustbridge Partners VII, L.P.

/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SOURCE Cloopen Group Holding Limited

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